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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

FORM 12b-25                                                         OMB APPROVAL
                                                               OMB NO. 3235-0058
                                                          EXPIRES MARCH 31, 1998

                                                                 SEC FILE NUMBER
                                                                         2-63481

                                                                    CUSIP NUMBER

                          NOTIFICATION OF LATE FILING

                                  (Check One)

[_] Form 10-KSB   [_] Form 11-K   [_] Form 20-F  [X] Form 10-QSB  [_] Form N-SAR


                   For Period Ended:          April 30, 1997
                                    ---------------------------------

                   Read Instructions (on back page) Before
                     Preparing Form.  Please Print or Type.

          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

PART I - REGISTRANT INFORMATION

          Full Name of Registrant:            Athanor Group, Inc.
          Former Name if Applicable:

          Address of Principal Executive Office (Street and Number):

               921 East California Avenue

          City, State, and Zip Code:

               Ontario, California 91761


PART II - RULES 12(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed.
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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

          Due to the time constraints involved in preparing for the Company's Annual Shareholder's Meeting as well as having to resolve various unforseen company issues, it has been impossible to coordinate the data needed to file the current 10-QSB. The 10-QSB will be filed no later than June 20, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Duane L. Femrite                 (909) 467-1205

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) be filed?

                            Yes [X]          No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                            Yes [_]          No [X]

     If so, attach and explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Athanor Group, Inc.
             ----------------------------------------------------
                 (Name of Registrant as Specified in Charter)
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      June 6, 1997                 By: /s/ Duane L. Femrite
     -------------------------------       -------------------------------
                                                Duane L. Femrite

INSTRUCTION: The form may be signed by an executive office of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001)


GENERAL INSTRUCTIONS:

1. This form is required by rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amended thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.